GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

September 18, 2008

Celeste Murphy

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Develocap, Inc.

Registration Statement S-1/A1

File No.: 333-152853

Dear Ms. Murphy:

Enclosed is Pre-Effective Amendment No. 1 to the above Registration Statement  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of Develocap, Inc. as well as updated unaudited financial statements to 6 month period ended July 31, 2008.  The paragraph numbers below correspond to the numbered comments in your September 4, 2008 Comment Letter.

General

1.

In view of the fact that 4,000,000 of the 4,574,194 shares being registered were issued in July 2008, we are not going to dispute your analysis as to the offering being an indirect primary offering.  Accordingly, we are fixing the price for the duration of the offering at $.10 per share and identifying all selling shareholders as underwriters.

•

There are 5 selling shareholders.  The percentage of the overall offering of 4,574,194 shares by each of the shareholders is as follows: Gary B. Wolff (1,508,064 shares; 32.97%); GCND, Inc. (1,508,065 shares; 32.97%); S. Craig Barton (1,500,000; 32.79%); Stephen B. Schneer, Issuer’s president (51,613 shares; 1.13%) and Jody Walker; (6,452 shares; .14%).  See chart below.

Stockholders	Original	Split 1:77.5	[5]New Holdings	July 2008	Total Shares	Shares Being Sold
Stephen B. Schneer	[1]4,000,000		51,613	None	51,613	51,613

Jody Walker	[2]6,000,000		77,419	None	77,419	70,967

Craig Barton	None	None	None	[6]1,500,000	1,500,000	1,500,000

GCND, Inc.	[3]28,000,000		361,290	[6]1,146,775	1,508,065	1,508,065

Gary B. Wolff	[4]12,000,000		154,839	[6]1,353,225	1,508,064	1,508,064

1.

Four million shares were issued on January 23, 2004 for services rendered and valued at $.001 per share for a total of $4,000.

2.

Five million shares were issued on January 23, 2004 for services rendered and valued at $.001 per share for a total of $5,000. An additional 1 million shares were issued pursuant to options issued on February 26, 2004 and exercised in August 2004 at $.001 per share.

3.

The 28 million shares referred to were transferred into GCND, Inc. by its two officers and directors (Edward Heil and K. Ivan F. Gothner) on August 5, 2007.  Edward Heil initially received 17 million shares of common stock on January 23, 2004 for services rendered and valued at $.001 per share for a total of $17,000 while K. Ivan F. Gothner received 5 million shares of common stock on January 23, 2004 for services rendered and valued at $.001 per share for a total of $5,000.  Additionally, Mr. Heil was issued an additional 5 million shares pursuant to options issued on February 26, 2004 and exercised in August 2004 at $.001 per share.  Mr. Gothner was issued an additional 1 million shares pursuant to options issued on February 26, 2004 and exercised in August 2004 at $.001 per share.

4.

Ten million shares were issued on January 23, 2004 for services rendered and valued at $.001 per share for a total of $10,000. An additional 2 million shares were issued pursuant to options issued on February 26, 2004 and exercised in August 2004 at $.001 per share.

5.

In July 2008 the Company effectuated a 1 for 77.5 reverse split of all outstanding shares.  The number of shares indicated refers to the number of shares owned of record and beneficially immediately subsequent to the reverse split indicated.

6.

In July 2008 the Company issued an aggregate of 4 million shares of its common stock to Gary B. Wolff, GCND, Inc. and S. Craig Barton in full satisfaction of approximately $75,000 in amounts due to them for services performed.  Such shares were issued as follows:

Name	Number of Shares	Consideration
S. Craig Barton	1,500,000	$ 28,125
Gary B. Wolff	1,353,225	$ 25,373
GCND, Inc.	1,146,775	$ 21,502

•

Develocap’s Company Counsel is Gary B. Wolff, Jody Walker was former counsel for Develocap while Stephen B. Schneer is its president. Craig Barton and GCND, Inc. are business associates and/or friends of the Company’s president.  None of the selling shareholders are affiliates nor are any of such persons or firms in the business of buying and/or selling securities.

2.

In accordance with Rule 14c-2 of Regulation C, we have transmitted to every security holder a written information statement as required by Schedule 14C and have filed same on the edgar system.  See attached.

3.

We have filed (on edgar) to terminate the Issuer’s Section 12(g) registration under the Exchange Act and have filed the necessary Form 15.  See attached.

4.

We have included a section entitled Compensation and have indicated that there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported.

Selling Stockholders

5.

See chart in response to Item 1 which chart also appears in the Selling Stockholders section.

Business

6.

Fact that planned operations remain in their formative stage is disclosed.

Directors, Executive Officers, Promoters And Control Persons

7.

We have revised the biographical information for Mr. Schneer as required by Item 401 of Regulation S-K.

Principal Shareholders

8.

We have advised all persons beneficially owning in excess of 5% of the Issuer’s outstanding common stock that they are required to file beneficial ownership reports under Section 13(d) of the Exchange Act and have further advised the Issuer’s sole officer of his requirement to file reports under Section 16(a) of the Exchange Act.  We are enclosing herewith as supplemental information, written confirmation from these persons of their respective understanding that the filing of reports under Section 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Item 16. Exhibits

9.

We have added as Exhibit 10.2, the Issuer’s 2004 Non-Statutory Stock Option Plan and have indicated that same is incorporated by reference.

Signatures

10.

We have indicated that the Company’s president is also signing in the capacity of principal accounting officer.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50613

DEVELOCAP, INC.

(Exact name of registrant as specified in its charter)

488 MADISON AVENUE, SUITE 1100, NEW YORK, NEW YORK 10022: 212-486-9494

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK AND WARRANTS

(Title of each class of securities covered by this Form)

_____________________________________________________________________________________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

☒

Rule 12g-4(a)(2)

☒

Rule 12h-3(b)(1)(i)

☐

Rule 12h-3(b)(1)(ii)

☐

Rule 15d-6

☐

Approximate number of holders of record as of the certification or notice date: 9

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 16, 2008

By:  /s/ Stephen B. Schneer

       Stephen B. Schneer, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays

SEC 2069 (02-08)

a currently valid OMB control number.

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